VOTORANTIM CELULOSE E PAPEL S.A.
                                 PUBLIC COMPANY
                         CNPJ/MF N(0) 60.643.228.0001-21
                           ANNUAL SHAREHOLDERS MEETING
                                   INVITATION

The shareholders of Votorantim Celulose e Papel S.A. are hereby invited to the Annual Shareholders Meeting, to be held at 4:30 p.m., on April 24, 2003, at the Company's Headquarters, located at Alameda Santos, 1357, 6th floor, in this City of Sao Paulo, State of Sao Paulo, in order to consider the following issues:

     (a) Analysis, examination, discussion and approval of the financial results of the Fiscal Year ended in December 31, 2002.

     (b) Determination of the distribution of interest on own capital and dividends.

     (c)  Election of members of the Board of Directors, and

     (d) Determination of the annual global remuneration for the Company's management.

According to Article 1 of the CVM Instruction No. 282/98, the minimum percentage of voting capital for the adoption of cumulative vote is 5% (five percent).

The attorneys-in-fact and representatives of the shareholders may participate in the Annual Meeting only if they deposit, at the Company's Headquarters, three business days prior to such Annual Meeting, their respective proxies and representation documents (article 27, paragraph 4, of the Bylaws).


                            Sao Paulo, April 8, 2001




                          JOSE ERMIRIO DE MORAES FILHO
                       President of the Board of Directors